

August 28, 2012

Via E-mail
Junwen Wang
Chief Financial Officer
China Kanghui Holdings
No.1-8 Tianshan Road, Xinbei District
CHANGZHOU, JNG 213022
China

> Re: **China Kanghui Holdings**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-34840**

Dear Ms. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

1. We note that your revenue increased primarily due to increased sales volume across your product portfolio and increases in international sales, while relative selling prices remained stable. Please quantify for us the amount of units sold and relative selling prices for each of the three most recent fiscal years for your product systems discussed here. Please also quantify the units sold domestically and internationally. Refer to Item 5.A of Form 20-F.

B. Liquidity and Capital Resources

Operating Activities, page 78

2.   We see here that you attribute the increase in accounts receivable in part to "unsettled
        balances between [your] agent for international sales as a result of increased international
        sales." In addition, on page 81, you attribute the increase in your allowance for doubtful
        accounts to collection efforts on underperforming distributors. Please address the
        following:

        •   Quantify for us the amount of domestic and international accounts receivables as of
            December 31, 2011 and June 30, 2012. Provide us with your analysis of average days
            sales outstanding separately quantified for both domestic and international customers.
        •   Describe to us the significant terms of both your domestic and international sales
            arrangements, including payment terms, and highlight for us all material differences
            in those terms. Quantify for us the amount of sales under arrangements that require
            cash payments in advance.
        •   Provide us with a summarized aging of your accounts receivable balances as of June
            30, 2012 and December 31, 2011, highlighting past due balances attributable to
            "underperforming distributors".
        •   Describe the material terms of your agreement with Shanghai Medical discussed
            under Risk Factors on page 15. Provide additional details of the processing of orders,
            customs and accounts receivable related to this arrangement. Describe the cost and
            tell us how the company accounts for the arrangement.

Capital Expenditures, page 79

3.   We note that your capital expenditures of $25.1 million in the year ended December 31,
        2011 were utilized for the purchase of an office building in Shanghai and the construction
        of the new manufacturing facility of Changzhou Kanghui. We also see that you expected
        capital expenditures to be lower in 2012 than 2011. Please provide us with an updated
        status of the completion of the Changzhou Kanghui manufacturing facility and the
        estimated expected costs to complete the facility. We see that as of March 31, 2012, your
        capital expenditures are on pace to exceed those from fiscal 2011. Additionally, in light
        of your inventory days sales, please describe what additional product lines will be
        manufactured at the Changzhou Kanghui facility and when those production lines will be
        operational.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant